UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Translation of registrant’s name into English)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

On July 1, 2026, REE Automotive Ltd. (the “Company”) filed an application with the District Court in Israel seeking a temporary stay of proceedings and approval of a debt arrangement pursuant to Amendment No. 9 to the Israeli Insolvency and Economic Rehabilitation Law, 2018. The application is intended to facilitate the Company’s proposed financial restructuring and continued operation as a going concern. As proposed in the application, if the restructuring is approved and implemented in accordance with its terms, the Company would become a privately held company.

On July 3, 2026, the Company issued a press release titled “REE Automotive Announces Receipt of Nasdaq Delisting Notice,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-261130, 333-272145, 333-278319, 333-282346, 333-287381, 333-293676) and its registration statement on Form F-3 (File No. 333-276757), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release issued by REE Automotive Ltd., dated July 3, 2026, titled “REE Automotive Announces Receipt of Nasdaq Delisting Notice.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

Date: July 6, 2026	By:	/s/ Avital Futterman
	Name:	Avital Futterman
	Title:	General Counsel

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